UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LOJACK CORPORATION
(Name of Subject Company)

LEXUS ACQUISITION SUB, INC.
(Offeror)

CALAMP CORP.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

539451104
(Cusip Number of Class of Securities)

Stephen M. Moran
Vice President and General Counsel
CalAmp Corp.
1401 N. Rice Avenue
Oxnard, California 93030
(805) 987-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of
Filing Persons)

With a copy to:

Peter W. Wardle
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, California 90071
(213) 229-7900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

□

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: n/a	Filing Party: n/a
	Form of Registration No.: n/a	Date Filed: n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
□	Issuer tender offer subject to Rule 13e-4.
□	Going-private transaction subject to Rule 13e-3.
□	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
□	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Lexus Acquisition Sub, Inc., a Massachusetts corporation (“Purchaser”) and a wholly-owned subsidiary of CalAmp Corp., a Delaware corporation (“CalAmp”), to purchase all of the shares of common stock, par value $0.01 per share, of LoJack Corporation, a Massachusetts corporation (“LoJack”), that are issued and outstanding at a price of $6.45 per share, pursuant to an Agreement and Plan of Merger, dated as of February 1, 2016, by and among Purchaser, CalAmp and LoJack.

Notice to Investors

The tender offer referenced in this Schedule TO has not yet commenced. No statement herein constitutes an offer to buy, or the solicitation of an offer to sell, any securities. A solicitation and an offer to buy shares of LoJack will be made only pursuant to an offer to purchase and related materials that CalAmp intends to file with the SEC. When the tender offer is commenced, CalAmp will file a Tender Offer Statement on Schedule TO related to the transaction with the SEC and may file amendments thereto, and thereafter LoJack will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. CalAmp and LoJack may also file other documents with the SEC regarding the transaction. This document is not a substitute for Schedule TO materials, the Schedule 14D-9 or any other document that CalAmp or LoJack may file with the SEC in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND THE OTHER RELEVANT MATERIALS WITH RESPECT TO THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's Web site: www.sec.gov or by directing such requests to the Information Agent for the tender offer who will be named in the Tender Offer Statement.

EXHIBIT INDEX

Exhibit 99.1	Presentation regarding CalAmp’s Acquisition of LoJack, dated February 1, 2016.